UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Harbin Electric, Inc.
(Name of Company)

Common Stock, par value $.00001
(Title of Class of Securities)

41145W 10 9
(CUSIP Number)

Tianfu Yang
Hero Wave Investments Limited
Xi Yuan 17-5, Wan Cheng Hua Fu,
Wan Liu Xi Lu, Hai Dian Qu,
Beijing, China 100089
(86) 45186116757

With copies to:
Michael V. Gisser
Peter X. Huang
Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
No. 1, Jianguomenwai Avenue
Beijing 100004
China

(8610) 6535-5599
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 10, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

NOTE:  Mr. Yang, Loeb & Loeb to verify
CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Tianfu Yang I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,030,000
	8.	SHARED VOTING POWER 2,633,354
	9.	SOLE DISPOSITIVE POWER 7,030,000
	10.	SHARED DISPOSITIVE POWER 2,633,354
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,663,354
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.11%
14.	TYPE OF REPORTING PERSON IN

NOTE:  Mr. Yang, Loeb & Loeb to verify
CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Hero Wave Investments Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER N/A
	8.	SHARED VOTING POWER 2,633,354
	9.	SOLE DISPOSITIVE POWER N/A
	10.	SHARED DISPOSITIVE POWER 2,633,354
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,633,354
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.48%
14.	TYPE OF REPORTING PERSON CO
Footnotes:

(1)      Hero Wave Investments Limited is incorporated in the British Virgin Islands and does not have an I.R.S. Identification Number.

Introductory Note

This Amendment No. 3 (this “Amendment No. 3”) is filed with respect to the company, Harbin Electric, Inc. (the “Company”), by Tianfu Yang (“Mr. Yang”) and Hero Wave Investments Limited (“Hero”, and together with Mr. Yang, the “Reporting Persons”).  This Amendment No. 3 amends and supplements the schedule, as amended and supplemented to date, with respect to the Company filed by the Reporting Persons with the Securities and Exchange Commission on Schedule 13D (as amended and supplemented, the “Schedule 13D”).  Except as provided herein, this Schedule 13D does not modify any of the information previously reported on the Schedule 13D.

The Reporting Persons are participants in the proposal discussed in Item 4 below, and may be deemed to constitute a “group” within the meaning of Section 13(d)−5(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  As a member of a group, each Reporting Person may be deemed to beneficially own any Common Stock, par value $0.00001 per share, of the Company (“Common Stock”) that may be beneficially owned by the members of the group as a whole. This Schedule 13D may be amended, or one or more additional statements on Schedule 13D may be filed, as necessary and appropriate.

Item 1.	Security and Company

This statement relates to shares of the common stock, par value $.00001 per share, of Harbin Electric, Inc., a Nevada corporation (the "Company"). The Company has its principal executive office at No. 9, Ha Ping Xi Lu, Ha Ping Lu Ji Zhong Qu, Harbin Kai Fa Qu, Harbin, Postal Code: 150060, China.

Item 2.	Identity and Background

(a) This Amendment No. 3 to Schedule 13D is filed by Tianfu Yang (“Mr. Yang”) and Hero Wave Investments Limited (“Hero”).

(b) Each of the Reporting Persons’ residence or business address is as follows:

Mr. Yang’s business address is Xi Yuan 17-5, Wan Cheng Hua Fu, Wan Liu Xi Lu, Hai Dian Qu, Beijing, China 100089.

Hero’s business address is Xi Yuan 17-5, Wan Cheng Hua Fu, Wan Liu Xi Lu, Hai Dian Qu, Beijing, China 100089.

(c) Mr. Yang is a citizen of the People's Republic of China. Mr. Yang is the Chairman and Chief Executive Officer of the Company. Mr. Yang maintains an office at Xi Yuan 17-5, Wan Cheng Hua Fu, Wan Liu Xi Lu, Hai Dian Qu, Beijing, China 100089.

Hero is a holding company organized in the British Virgin Islands. Its sole business is making equity investments in operating companies. Its principal business address is Xi Yuan 17-5, Wan Cheng Hua Fu, Wan Liu Xi Lu, Hai Dian Qu, Beijing, China 100089.

(d) During the past five years, neither Hero nor any officer, director or control person of Hero has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, Mr. Yang has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Mr. Yang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, pursuant to which such person, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the past five years, neither Hero nor has any officer, director or control person of Hero been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, pursuant to which such person, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Yang is a citizen of the People’s Republic of China. Hero is incorporated under the laws of the British Virgin Islands.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Yang is the beneficial owner of an aggregate of 9,663,354 shares of Common Stock, representing approximately 31.11% of the total issued and outstanding shares of Common Stock. This number includes the 2,633,354 shares of Common Stock, representing approximately 8.48% of the total issued and outstanding shares of Common Stock, beneficially owned by Hero.

The shares of Common Stock that Mr. Yang and Hero beneficially own were acquired (i) in connection with the reverse merger of Tech Full International, Inc. with and into a subsidiary of Torch Executive Services, Ltd (the predecessor of  the Company), (ii) through a grant of stock options pursuant to the Company’s 2005 Stock Option Plan, (iii) pursuant to the transfer of certain shares from a former employee of the Company, and (iv) in connection with the Company's acquisition of Harbin Taifu Auto Electric Co., Ltd.

The Acquirer (as defined below) intends to finance the proposed acquisition described in Item 4 of this Schedule through equity from the Reporting Persons and Baring as well as debt financing in amounts sufficient to finance the proposed consideration in the Acquisition (as defined below).

Item 4.	Purpose of Transaction

Mr. Yang acquired all of the shares of Common Stock owned by him for investment purposes, and to ensure that his interests are aligned with the Company’s.  He intends to remain the largest holder of the Common Stock over the long term, whether or not the possible acquisition discussed below in this Item 4 is successful.

On October 10, 2010, Mr. Yang and Baring Private Equity Asia Group Limited (“Baring”) signed a consortium agreement (the "Consortium Agreement") providing that they would work with each other on an exclusive basis to negotiate and consummate the acquisition of all of the outstanding Common Stock in a going-private transaction (the "Acquisition").  The period of exclusivity under the Consortium Agreement currently in effect will end on the first to occur of:  (i) April 10, 2011, (ii) the date of the definitive documentation providing for an Acquisition (“Definitive Documentation”) and (iii) the consensual termination of the Consortium Agreement, provided that if Definitive Documentation is not signed before January 10, the exclusivity will terminate unless Mr. Yang consents.  Pursuant to the Consortium Agreement, for a period of 6 months from the execution of such agreement, Mr. Yang agrees to vote his beneficially owned shares against a Competing Transaction (as defined in the Commission Agreement attached as Exhibit 7.03) not involving Baring, unless advised by Nevada counsel that such action would be contrary to law or Mr. Yang is prohibited from voting in the Competing Transaction by the independent directors of the Board. The Consortium Agreement also provides that upon consummation of an Acquisition all fees and expenses incurred by Mr. Yang and Baring will be reimbursed by the Acquirer.  If there is no successful Acquisition, as a general matter Mr. Yang and Baring will each bear their own costs and fees associated with pursuing the Acquisition.  The references to the Consortium Agreement in this Schedule 13D are qualified in its entirety by reference to the Consortium Agreement itself, which is attached hereto as an Exhibit and incorporated by reference as if set forth in its entirety.

Later on October 10, 2010, Mr. Yang and Baring submitted to the Company’s Board of Directors (the “Board”) a preliminary, non-binding letter (the "Proposal Letter") proposing an Acquisition at a purchase price of $24 per share of Common Stock.  The Proposal Letter contemplates that the Reporting Persons and an investment fund advised by Baring will form an acquisition vehicle (the “Acquirer”) for the purpose of pursuing the Acquisition through a merger, and that the Acquirer intends to finance the acquisition with a combination of debt and equity capital.  The Proposal Letter contemplates that the equity portion of the financing will be provided by Mr. Yang, the Baring investment fund and related sources.  The references to the Proposal Letter in this Schedule 13D are qualified in their entirety by reference to the Proposal Letter itself, which is attached hereto as an Exhibit and incorporated by reference as if set forth in its entirety.  If the Acquisition is consummated, the Common Stock will no longer be traded on the Nasdaq Global Select Market and the registration of the Common Stock under Section 12 of the Exchange Act will be terminated.

Goldman Sachs (Asia) LLC ("Goldman Sachs") is acting as the Acquirer's financial advisor, and commitments for the debt financing for the Acquisition are expected to be in place when the Definitive Documentation is signed.  Goldman Sachs has issued a letter dated October 10, 2010 (the “Goldman Sachs Letter”) stating its preliminary indication of interest to potentially provide debt financing as specified in the Letter to finance the Acquisition, to refinance the Company’s existing debt and to fund capital expenditure requirements of the Company.  In the Goldman Sachs Letter, Goldman Sachs states that it is highly confident that the debt financing for the Acquisition can be arranged and underwritten in the market.  This statement has significant assumptions and conditions set forth in the Goldman Sachs Letter.  The references to the Goldman Sachs Letter in this Schedule 13D are qualified in their  entirety by reference to the Goldman Sachs Letter itself, which is attached hereto as an Exhibit and incorporated by reference as if set forth in its entirety.

No assurances can be given that any agreement with the Company relating to the proposed Acquisition will be entered into or be consummated.  The Proposal Letter provides that no binding obligation on the part of the Company or the Acquirer shall arise with respect to the proposed Acquisition unless and until Definitive Documentation has been executed and delivered.

Except as described above and elsewhere herein, the Reporting Persons do not have any present plan or proposal which relates to, or could result in the occurrence of, any of the events referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

The information set forth in this Item 4 shall be deemed to amend and restate Item 4 of the Schedule 13D filed by Mr. Yang and Hero, as previously amended, in its entirety.

Item 5.	Interest in Securities of the Company

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) The third and fourth pages of this Schedule 13D are incorporated herein by reference as if set forth in their entirety.

By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d−5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the Common Stock beneficially owned by the members of the group as a whole. The Reporting Persons beneficially own in the aggregate 9,663,354 shares of Common Stock, which represents approximately 31.11% of the outstanding Common Stock.

(c) To the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person described in Item 2 hereof has effected any transactions relating to the Common Stock of the Company during the past 60 days.

(d) Other than Mr. Yang, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by Hero.

Other than Hero, with respect to the 2,633,354 shares of Common Stock owned by Hero, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by Mr. Yang.

(e) Not applicable.

Item 6.                  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Tianfu Yang is the holder of record of 100% of the equity interests of Hero, which holds approximately 8.48% of the issued and outstanding shares of the Common Stock of the Company. Mr. Yang has voting and dispositive control over the shares of the Company held by Hero.  Mr. Yang is thereby deemed to have beneficial ownership of such shares.

Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

The following is filed herewith as Exhibits to this Statement:

Exhibit 7.01	Joint Filing Agreement by and among the Reporting Persons, dated October 12, 2010

Exhibit 7.02	Proposal Letter to the Board of Directors of Harbin Electric, Inc., dated October 10, 2010.

Exhibit 7.03	Consortium Agreement by and among Mr. Yang and Baring, dated October 10, 2010.

Exhibit 7.04	Goldman Sachs Letter dated October 10, 2010.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	October 12, 2010

Tianfu Yang
/s/ Tianfu Yang
Name: Tianfu Yang

Hero Wave Investments Limited
By:	/s/ Tinfu Yang
Name: Tianfu Yang
Title: Director